FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

QUEBECOR MEDIA INC
SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated May 13, 2009;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2009; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2009.

May 13, 2009
For immediate release
Quebecor Inc. Reports Consolidated Results for First Quarter 2009
Montréal, Québec – Quebecor Inc. (“Quebecor”) today reported its consolidated financial results for the first quarter of 2009. Quebecor consolidates the financial results of its Quebecor Media Inc. subsidiary (“Quebecor Media”), in which it holds a 54.7% interest.
Highlights since end of 2008
➢	Quebecor records revenues of $896.2 million, up $19.1 million (2.2%) from first quarter 2008.

➢	Operating income[1]: up $15.5 million (6.0%) to $272.2 million.

➢	Income from continuing operations: $57.7 million ($0.90 per basic share), up $12.6 million (27.9%) from $45.1 million ($0.70 per basic share) in same period of 2008.

➢	Adjusted income from continuing operating activities[2]: $43.1 million in first quarter 2009 ($0.67 per basic share), up $8.5 million (24.6%) from $34.6 million ($0.54 per basic share) in same period of 2008.

➢	Cable segment: operating income up $27.0 million (13.7%). Customer growth in first quarter 2009: +38,900 for cable telephone service, +25,500 for cable Internet access, +13,600 for cable television service (including 35,900 customer increase for illico Digital TV), +4,600 activated phones for wireless telephone service.

➢	March 5, 2009: Videotron Ltd. (“Videotron”) optimizes liquidity position in a difficult financial market by issuing US$260.0 million aggregate principal amount of Senior Notes at effective rate of 9.35%, for net proceeds of $332.4 million.

➢	March 30, 2009: Videotron reaches agreement to renew its collective agreements encompassing all of its 2,822 unionized employees, including Montréal, Sherbrooke and Québec City until December 31, 2013, Saguenay–Lac-St-Jean until January 31, 2014, and Gatineau until August 31, 2015.
“Despite the challenging economic and financial environment in the first quarter of 2009, Quebecor managed to increase its financial manoeuvring room and to grow its revenues, operating income and net income from continuing operations,” said Pierre Karl Péladeau. “The Cable segment, which continues to register customer growth for all of its services quarter after quarter, accounts for the bulk of the improvement in results. In addition, the renewal of Videotron’s collective agreements with its 2,822 unionized employees will help it to carry out its business plan in the coming years, as it enters a new phase in its development with the roll-out of advanced wireless services.

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operations” under “Definitions.”

“Meanwhile, the restructuring initiatives in the Newspapers segment, launched in late 2008, are progressing according to schedule and generated estimated savings of $7.0 million in the first quarter of 2009. These initiatives, combined with other factors, helped mitigate the impact of the economic crisis, which was particularly acute in the newspaper business. The positive financial effects of the restructuring initiatives are expected to grow going forward, as other measures designed to enhance operational efficiency, productivity and optimal use of resources are implemented. These measures include our ISO program, launched a few years ago, which has now been extended to the newspapers we acquired with the takeover of Osprey Media. At the same time, we will continue exploring other cost-reduction opportunities while we search for new revenue streams, including those related to the marketing of the content produced by our QMI press agency.”
Table 1
Quebecor first quarter financial highlights, 2005-2009
(in millions of Canadian dollars, except per share data)

	2009	2008		2007	2006	2005

Revenues	$896.2	$877.1		$751.1	$695.9	$622.8
Operating income[a]	272.2	256.7		183.5	158.2	147.5
Income from continuing operations	57.7	45.1		3.4	(59.6)	(26.1)
Net income (loss)	57.7	428.4	[c]	(14.4)	(60.8)	(23.7)
Adjusted income from continuing operating activities[b]	43.1	34.6		16.8	10.5	3.1
Per share data:
Income from continuing operations	0.90	0.70		0.05	(0.93)	(0.40)
Net income (loss)	0.90	6.66		(0.22)	(0.95)	(0.37)
Adjusted income from continuing operating activities[b]	0.67	0.54		0.26	0.16	0.05

[a]	See “Operating income” under “Definitions.”

[b]	See “Adjusted income from continuing operating activities” under “Definitions.”

[c]	Including $399.7 million gain resulting from deconsolidation of Quebecor World Inc.

Analysis of first quarter 2009 results
➢	Quebecor’s revenues increased $19.1 million (2.2%) to $896.2 million.
•	Revenues increased in the following segments: Cable (by $46.9 million or 10.9% of segment revenues), mainly because of customer growth for all services, Broadcasting ($3.3 million or 3.1%), Interactive Technologies and Communications ($2.1 million or 10.2%), and Leisure and Entertainment ($1.5 million or 2.4%).

•	Revenues decreased in Newspapers (by $32.6 million or -11.7%), mainly as a result of lower advertising revenues.
➢	Operating income increased $15.5 million (6.0%) to $272.2 million, due primarily to an increase in the Cable segment ($27.0 million or 13.7% of segment operating income) resulting mainly from customer growth. Operating income decreased $16.3 million (-35.4%) in the Newspapers segment.

➢	Quebecor’s net income totalled $57.7 million ($0.90 per basic share) in the first quarter of 2009, compared with $428.4 million ($6.66 per basic share) in the same period of 2008.
•	Favourable variances in the following items:
o	$15.5 million increase in operating income;

o	$15.0 million decrease in income tax expense;

o	$13.0 million decrease in financial expenses;
were outweighed by:
o	recognition in first quarter 2008 of income from discontinued operations in the amount of $383.3 million;

o	$22.0 million increase in non-controlling interest;

o	$7.6 million increase in amortization charge.
➢	Adjusted income from continuing operating activities: $43.1 million in the first quarter of 2009 ($0.67 per basic share), compared with $34.6 million ($0.54 per basic share) in the same period of 2008, an increase of $8.5 million ($0.13 per basic share), or 24.6%.
Financing activities
On March 5, 2009, Videotron issued US$260.0 million aggregate principal amount of Senior Notes at an effective rate of 9.35%, for net proceeds of $332.4 million (including accrued interest and before financing expenses). Videotron used the proceeds to repay all drawings under its senior secured credit facility and the remainder for general purposes. In the context of the current instability of the financial markets, Videotron seized the opportunity to optimize its liquidity position through this offering.
Dividend
On May 13, 2009, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on June 22, 2009 to shareholders of record at the close of business on May 29, 2009. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.
Quebecor — Discontinued operations
On January 21, 2008, Quebecor World Inc. (“Quebecor World”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition for creditor protection under Chapter 11 of the United States Bankruptcy Code. Accordingly, Quebecor’s investment in Quebecor World has no longer been consolidated since January 21, 2008, and Quebecor World’s activities are considered “Discontinued Operations” for the purposes of Quebecor’s consolidated financial statements.
The net assets deficiency and the accumulated comprehensive loss were reversed upon deconsolidation on January 21, 2008, generating a net gain of $399.7 million, net of the $35.1 million decrease in the income tax asset related to the investment in Quebecor World.

Detailed financial information
For a detailed analysis of Quebecor’s results for the first quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Conference call for investors and webcast
Quebecor will hold a conference call to discuss the first quarter 2009 results of Quebecor and Quebecor Media on May 13, 2009, at 5:00 p.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 77467#. A tape recording of the call will be available from May 13 to June 12, 2009 by dialling 1 877 293-8133, access code 885154#. The conference call will also be broadcast live on Quebecor’ website at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2008.
The forward-looking statements in this press release reflect Quebecor’s expectations as of May 13, 2009, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.
Information:

Jean-François Pruneau	Isabelle Dessureault
Vice President, Finance	Vice President, Public Affairs
514 380-4144	514 380-7501

DEFINITIONS
Operating income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income under Canadian generally accepted accounting principles (“Canadian GAAP”), as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.
Table 2
Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended March 31
	2009	2008

Operating income
Cable	$223.6	$196.6
Newspapers	29.7	46.0
Broadcasting	12.4	11.0
Leisure and Entertainment	0.8	(1.6)
Interactive Technologies and Communications	0.4	(0.7)
Head Office	5.3	5.4

	272.2	256.7
Amortization	(85.3)	(77.7)
Financial expenses	(59.9)	(72.9)
Gain on valuation and translation of financial instruments	14.1	13.6
Restructuring of operations and other special items	(3.4)	(1.6)
Income tax	(29.4)	(44.4)
Non-controlling interest	(50.6)	(28.6)
Income from discontinued operations	—	383.3

Net income	$57.7	$428.4

Adjusted income from continuing operating activities
The Company defines adjusted income from continuing operating activities, as reconciled to net income under Canadian GAAP, as net income before gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operating activities as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operating activities is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income measure used in the consolidated financial statements of Quebecor.
Table 3
Reconciliation of the adjusted income from continuing operating activities measure used in this report to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended March 31
	2009	2008

Adjusted income from continuing operating activities	$43.1	$34.6
Gain on valuation and translation of financial instruments	14.1	13.6
Restructuring of operations and other special items	(3.4)	(1.6)
Income tax related to adjustments[1]	7.5	(6.4)
Non-controlling interest related to adjustments	(3.6)	4.9
Income from discontinued operations	—	383.3

Net income	$57.7	$428.4

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, for statutory reasons or in connection with tax planning arrangements.
Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)
(unaudited)	Three months ended March 31
	2009	2008
		(restated)
Revenues
Cable	$477.5	$430.6
Newspapers	245.5	278.1
Broadcasting	109.8	106.5
Leisure and Entertainment	64.1	62.6
Interactive Technologies and Communications	22.7	20.6
Head Office and inter-segment	(23.4)	(21.3)

	896.2	877.1

Cost of sales and selling and administrative expenses	624.0	620.4
Amortization	85.3	77.7
Financial expenses	59.9	72.9
Gain on valuation and translation of financial instruments	(14.1)	(13.6)
Restructuring of operations and other special items	3.4	1.6

Income before income taxes and non-controlling interest	137.7	118.1
Income taxes:
Current	(0.8)	(1.1)
Future	30.2	45.5

	29.4	44.4

	108.3	73.7
Non-controlling interest	(50.6)	(28.6)

Income from continuing operations	57.7	45.1
Income from discontinued operations	—	383.3

Net income	$57.7	$428.4

Earnings per share
Basic and diluted
From continuing operations	$0.90	$0.70
From discontinued operations	—	5.96
Net income	0.90	6.66

Weighted average number of shares outstanding and diluted (in millions)	64.3	64.3

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)	Three months ended March 31
	2009	2008
		(restated)
Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, income taxes and non-controlling interest

Cable	$223.6	$196.6
Newspapers	29.7	46.0
Broadcasting	12.4	11.0
Leisure and Entertainment	0.8	(1.6)
Interactive Technologies and Communications	0.4	(0.7)
Head Office	5.3	5.4

	$272.2	$256.7

Amortization
Cable	$62.0	$56.0
Newspapers	14.7	15.4
Broadcasting	3.6	3.3
Leisure and Entertainment	2.4	1.8
Interactive Technologies and Communications	1.1	0.9
Head Office	1.5	0.3

	$85.3	$77.7

Additions to property, plant and equipment
Cable	$101.8	$86.5
Newspapers	10.5	34.3
Broadcasting	5.0	1.8
Leisure and Entertainment	0.7	1.4
Interactive Technologies and Communications	0.8	0.5
Head Office	0.6	4.6

	$119.4	$129.1

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2009	2008
		(restated)
Net income	$57.7	$428.4

Other comprehensive (loss) income, net of income taxes and non-controlling interest:
Unrealized gain on translation of net investments in foreign operations	—	1.3
(Loss) gain on valuation of derivative financial instruments	(1.4)	9.8
Reclassification to income of other comprehensive loss related to discontinued operations	—	326.5

	(1.4)	337.6

Comprehensive income	$56.3	$766.0

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Total
(in millions of Canadian dollars)		Retained	Accumulated other	shareholders’
(unaudited)	Capital stock	earnings	comprehensive loss	equity
Balance as of December 31, 2007, as previously reported	$346.6	$391.5	$(321.8)	$416.3
Cumulative effect of changes in accounting policies	—	(1.3)	—	(1.3)

Balance as of December 31, 2007, as restated	346.6	390.2	(321.8)	415.0
Net income	—	428.4	—	428.4
Dividends	—	(3.2)	—	(3.2)
Other comprehensive income	—	—	337.6	337.6

Balance as of March 31, 2008, as restated	346.6	815.4	15.8	1,177.8
Net loss	—	(240.4)	—	(240.4)
Dividends	—	(9.7)	—	(9.7)
Other comprehensive loss	—	—	(43.3)	(43.3)

Balance as of December 31, 2008, as restated	346.6	565.3	(27.5)	884.4
Net income	—	57.7	—	57.7
Dividends	—	(3.2)	—	(3.2)
Other comprehensive loss	—	—	(1.4)	(1.4)

Balance as of March 31, 2009	$346.6	$619.8	$(28.9)	$937.5

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2009	2008
		(restated)
Cash flows related to operations
Income from continuing operations	$57.7	$45.1
Adjustments for:
Amortization of property, plant and equipment	73.5	68.5
Amortization of intangible assets	11.8	9.2
Gain on valuation and translation of financial instruments	(14.1)	(13.6)
Amortization of financing costs and long-term debt discount	2.1	2.0
Future income taxes	30.2	45.5
Non-controlling interest	50.6	28.6
Other	1.9	0.4

	213.7	185.7
Net change in non-cash balances related to operations	(88.4)	(147.3)

Cash flows provided by continuing operations	125.3	38.4
Cash flows provided by discontinued operations	—	20.5

Cash flows provided by operations	125.3	58.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.0)	(86.3)
Business disposals, net of cash and cash equivalents	6.4	1.2
Additions to property, plant and equipment	(119.4)	(129.1)
Additions to intangible assets	(23.9)	(14.0)
Other	0.7	(1.7)

Cash flows used in continuing investing activities	(137.2)	(229.9)
Cash flows used in discontinued investing activities and cash and cash equivalents of Quebecor World Inc. at the date of deconsolidation	—	(117.7)

Cash flows used in investing activities	(137.2)	(347.6)

Cash flows related to financing activities
Net increase in bank indebtedness	19.5	37.5
Issuance of long-term debt, net of financing fees	325.5	0.5
Net (repayments) borrowings under revolving bank facilities	(205.6)	153.3
Repayments of long-term debt	(14.0)	(8.4)
Dividends paid to non-controlling shareholders	(9.1)	(0.7)
Other	—	2.6

Cash flows provided by continuing financing activities	116.3	184.8
Cash flows provided by discontinued financing activities	—	37.3

Cash flows provided by financing activities	116.3	222.1

Net increase (decrease) in cash and cash equivalents	104.4	(66.6)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	0.4
Cash and cash equivalents at beginning of period	10.0	66.5

Cash and cash equivalents at end of period	$114.3	$0.3

Cash and cash equivalents consist of
Cash	$8.2	$0.1
Cash equivalents	106.1	0.2

	$114.3	$0.3

Continuing operations
Cash interest payments	$58.5	$60.1
Cash income tax payments (net of refunds)	5.1	12.1

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	March 31	December 31
	2009	2008
		(restated)
Assets

Current assets
Cash and cash equivalents	$114.3	$10.0
Cash and cash equivalents in trust	5.3	5.3
Accounts receivable	427.1	484.6
Income taxes	9.3	9.4
Inventories and programs, broadcast and distribution rights	170.7	189.3
Prepaid expenses	47.2	31.5
Future income taxes	81.4	115.2

	855.3	845.3

Property, plant and equipment	2,308.9	2,272.9
Intangible assets	996.9	985.9
Derivative financial instruments	412.8	317.9
Other assets	110.0	105.9
Future income taxes	14.7	12.3
Goodwill	3,515.3	3,516.7

	$8,213.9	$8,056.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$31.8	$12.3
Accounts payable and accrued charges	638.5	788.6
Deferred revenue	228.0	224.0
Dividends payable	3.2	—
Income taxes	2.6	9.8
Current portion of long-term debt	45.0	42.3

	949.1	1,077.0

Long-term debt	4,603.5	4,407.1
Derivative financial instruments	100.8	117.3
Exchangeable debentures and other liabilities	120.6	117.0
Future income taxes	476.8	469.1
Non-controlling interest	1,025.6	985.0

Shareholders’ equity
Capital stock	346.6	346.6
Retained earnings	619.8	565.3
Accumulated other comprehensive loss	(28.9)	(27.5)

	937.5	884.4

	$8,213.9	$8,056.9

Supplementary Disclosure
Quarter / 3-Month Period
Ended March 31, 2009
For additional information, please contact
Jean-François Pruneau, Vice-president, Finance, at 514 380-4144
Investor.relations@Quebecor.com

QUEBECOR INC.
Supplementary Disclosure
March 31, 2009
Earnings per Share

	1st Quarter		YTD
	2009	2008	2009	2008
Earnings per share (basic)	$0.90	$6.66	$0.90	$6.66

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments and restructuring of operations	$0.67	$0.54	$0.67	$0.54
Reconciliation of earnings per share

	1st Quarter		YTD
	2009	2008	2009	2008
Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments and restructuring of operations	$0.67	$0.54	$0.67	$0.54

Discontinued operations	—	5.96	—	5.96
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible items	(0.03)	(0.01)	(0.03)	(0.01)
Gain (loss) on valuation and translation of financial instruments	0.26	0.17	0.26	0.17

Total — Discontinued operations & other adjustments	0.23	6.12	0.23	6.12

Reported earnings per share (basic)	$0.90	$6.66	$0.90	$6.66

[1]	After taxes and non-controlling interest.

QUEBECOR INC.
Supplementary Disclosure
March 31, 2009
Debt
(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2010 (availability: $191.8)		$89.5
Other debts		36.0

		$125.5

Quebecor Media Inc.
Revolving credit facility due in 2011 (availability: $100)		—
Export financing due in 2015		$69.1
Term loan “A” due in 2011		87.1
Term loan “B” due in 2013		420.1
7 3/4% Senior Notes due in 2016		1,468.7

		2,045.0

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
6 7/8% Senior Notes due in 2014		828.4
6 3/8% Senior Notes due in 2015		220.0
9 1/8% Senior Notes due in 2018		888.9

		1,937.3

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.5
7 5/8% Senior Notes due in 2013		251.6

		290.1

Osprey Media Publishing Inc.
Revolving credit facility due in 2011 (availability: $65)		—
Term loan due in 2011		127.7

		127.7

TVA Group Inc. and its subsidiaries		97.5

Other debts		31.7

Total Quebecor Media Inc.		$4,529.3

TOTAL DEBT		$4,654.8

Exchangeable debentures — QI1		2.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QI2		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QMI[2]		(279.8)

Cash and cash equivalents:
Quebecor Inc.		4.5
Quebecor Media Inc.		115.1
Videotron Ltd.	$101.5
Sun Media Corporation	—
Osprey Media Publishing Inc.	—
Quebecor Media Parent	(9.5)
Other (subsidiaries not 100% owned)	23.1

		$119.6

[1]	Recorded at fair market value.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

CABLE
Supplementary Disclosure
March 31, 2009
Operating Results

	2009	2008
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Homes Passed (‘000)	2,552	2,543	2,532	2,520	2,507
Basic Subscribers (‘000)	1,729	1,716	1,692	1,660	1,652
Basic Penetration	67.8%	67.5%	66.8%	65.9%	65.9%
Extended Tier Subscribers (‘000)	1,503	1,484	1,451	1,416	1,402
Extended Tier Penetration	86.9%	86.5%	85.8%	85.3%	84.9%
Digital Set-Top Boxes (‘000)	1,271	1,210	1,121	1,053	1,009
Digital Subscribers (‘000)	963	927	877	831	803
Digital Penetration	55.7%	54.0%	51.8%	50.1%	48.6%
Cable Internet Subscribers (‘000)	1,089	1,064	1,031	989	965
Cable Internet Penetration	63.0%	62.0%	61.0%	59.6%	58.4%
Cable Telephony Subscribers (‘000)	891	852	798	743	692
Cable Telephony Penetration	51.5%	49.7%	47.2%	44.8%	41.9%
Wireless Lines (‘000)	68	63	59	55	50

	1st Quarter			YTD
(in millions)	2009	2008	VAR	2009	2008	VAR
Revenues	$477.5	$430.6	10.9%	$477.5	$430.6	10.9%
Cable Television	211.7	195.1	8.5%	211.7	195.1	8.5%
Internet	136.8	120.0	14.0%	136.8	120.0	14.0%
Telephony	82.5	64.9	27.1%	82.5	64.9	27.1%
Wireless Telephony	9.1	6.9	31.9%	9.1	6.9	31.9%
Business Solution	14.6	17.8	-18.0%	14.6	17.8	-18.0%
Other	22.8	25.9	-12.0%	22.8	25.9	-12.0%

EBITDA	$223.6	$196.6	13.7%	$223.6	$196.6	13.7%
EBITDA Margin (%)	46.8%	45.7%		46.8%	45.7%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$26.1	$25.4		$26.1	$25.4
Scalable Infrastructure	25.1	23.6		25.1	23.6
Line Extensions	11.1	12.3		11.1	12.3
Upgrade / Rebuild	21.7	8.3		21.7	8.3
Support Capital	17.9	17.7		17.9	17.7

Total — NCTA Classification	$101.9	$87.3	16.7%	$101.9	$87.3	16.7%
Other	(0.1)	(0.8)		(0.1)	(0.8)

Total — Additions to PP&E	$101.8	$86.5	17.7%	$101.8	$86.5	17.7%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$40.93	$39.52		$40.93	$39.52
Total ARPU	$85.08	$78.37		$85.08	$78.37

NEWSPAPERS
Supplementary Disclosure
March 31, 2009
Operating Results

	1st Quarter			YTD
	2009	2008	VAR	2009	2008	VAR
Linage (‘000)
Urban Dailies	34,056	40,096	-15.1%	34,056	40,096	-15.1%

(in millions)
Revenues	$245.5	$278.1	-11.7%	$245.5	$278.1	-11.7%
Advertising	182.2	214.1	-14.9%	182.2	214.1	-14.9%
Circulation	46.7	46.0	1.5%	46.7	46.0	1.5%
Other	16.6	18.0	-7.8%	16.6	18.0	-7.8%

Urban Dailies	$137.1	$154.8	-11.4%	$137.1	$154.8	-11.4%
Community Newspapers	100.3	118.7	-15.5%	100.3	118.7	-15.5%
Other	45.5	33.6	35.4%	45.5	33.6	35.4%
Eliminations	(37.4)	(29.0)	n.m.	(37.4)	(29.0)	n.m.

EBITDA	$29.7	$46.0	-35.4%	$29.7	$46.0	-35.4%
EBITDA Margin (%)	12.1%	16.5%		12.1%	16.5%

Change in Newsprint Expense			1.2%			1.2%

QUEBECOR INC.
Supplementary Disclosure
March 31, 2009
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,227,631	50.9%	99.9%

Canoe Inc.	651 [1]	93.2%[2]	100.0%[2]

[1]	Excluding 104 shares that are held by TVA Group Inc.

[2]	Including Quebecor Media Inc.’s interest in the 104 shares held by TVA Group Inc.

QUEBECOR INC.
Supplementary Disclosure
March 31, 2009
Note to Investors
Note to Investors
Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Cable and Newspapers. The financial figures included in this document are reported in canadian dollars.
Detailed Financial Information
For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Non-GAAP Financial Measures
The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our first quarter of 2009 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Vice-President and Secretary
Date: May 13, 2009